September 17, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trulia, Inc.
Registration Statement on Form S-1 (File No. 333-183364)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Trulia, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-183364) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on September 19, 2012, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated September 6, 2012, as amended on September 13, 2012, was distributed by the Representatives approximately as follows:

Copies to anticipated underwriters	1971
Copies to dealers	120
Copies to institutional investors	294
Copies to others	66
Total	2451

[Remainder of page intentionally left blank]

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Executive Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director